Exhibit 99.17

Consent of Andrew Witte

I consent to the inclusion in this annual report on Form 40-F of AuRico Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name in connection with the following reports and documents, included in the 2012 Annual Information Form of AuRico Gold Inc., dated April 1, 2013 (the “AIF”):

Sections 16.8, 20.4.4 & 20.4.5 of the NI 43-101 Technical Report for the Kemess Underground Project, British Columbia, Canada

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-177638, File No. 333-175079 and File No. 333-173458 ) and in the Registration Statement on Form F-10 (File No. 333-177404) of the references to my name and the above-mentioned information in the AIF.

Dated this 1st day of April, 2013.

/s/ Andrew Witte
By: Andrew Witte, P.Eng.
Title: Senior Geotechnical Engineer
Company: AMEC Environment & Infrastructure